

March 19, 2012

<u>Via E-mail</u>
Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
C/o Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

      Re: **Li3 Energy, Inc.**
              Form 10-K for the Year ended June 30, 2011
              Filed October 6, 2011
              File No. 0-54303

Dear Mr. Saenz:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Craig E. Slivka, for

                    Pamela A. Long
                    Assistant Director